

Mail Stop 3561

April 24, 2009

Sau Kwong Leung
ASIAMART, Inc.
Room 1508 Peninsula Square
18 Sung On Street
Hunghom, Kowloon, Hong Kong

> **Re:** **ASIAMART, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 2, 2009**
> **File No. 000-30292**

Dear Sau Kwong Leung:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant